

February 8, 2021

Erik S. Nelson
Chief Executive Officer
Sandy Springs Holdings, Inc.
2030 POWERS FERRY ROAD SE, SUITE #212
ATLANTA, GA 30339

> **Re: Sandy Springs Holdings, Inc.**
> **Registration Statement on Form 10-12G**
> **Response dated January 27, 2021**
> **File No. 000-56220**

Dear Mr. Nelson:

We have reviewed your January 27, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2021 letter.

Form 10-12G filed October 27, 2020

Audited Financial Statements for the Year Ended August 31, 2020 and the Period Ended July 31, 2020, page F-1

1. We note from your response that "there were no assets or business during the prior three years of the divested subsidiary RESS of Delaware, Inc. into which RESS Merger Co. had merged." Please clarify for us if Renewable Energy Solution Systems, Inc. ("RESS"), RESS Merger Corporation ("RESSMC") or RESS of Delaware, which were part of the reorganization, had any assets, liabilities or operations prior to the merger. We further note that Sandy Springs Holdings, Inc. ("Sandy Springs") has a promissory note of $50,447 due to Coral Investment Partners as of August 31, 2020. Please tell us if the promissory note was transferred to Sandy Springs or if any other assets or liabilities were transferred between entities through the merger.

2. We note that your auditor expressed an opinion on your financial statements for the period from July 15, 2020 (Inception) through August 31, 2020, however, your statements of operations, changes in stockholders' equity (deficit) and cash flows are labeled as "for the period from July 16, 2020 through August 31, 2020." We further note from your disclosure in Note 1 that Sandy Springs Holdings, Inc. was incorporated on November 20, 2019. Please reconcile these discrepancies and explain to us why November 20, 2019 is not considered your inception date for your financial statements.

3. Please provide updated financial statements in accordance with Rule 8-08 of Regulation S-X in your next amendment.

You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Littman, Esq.